January 26, 2015

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Johnny Gharib
Bryan Pitko
Vanessa Robertson
Mark Brunhofer

Re:	Ascendis Pharma A/S
Registration Statement on Form F-1
File No. 333-201050

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that the underwriters have distributed approximately 2,017 copies of the Preliminary Prospectus dated January 26, 2015 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Tuesday, January 27, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
LEERINK PARNTERS LLC
As representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	LEERINK PARTNERS LLC

By:	/s/ Bryan Giraudo
	Name:	Bryan Giraudo
	Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]